Exhibit (a)(5)(D)

Joint Press Release

Steinway Announces Early Termination of HSR Waiting Period

WALTHAM, MA — September 5, 2013 — Steinway Musical Instruments, Inc. (the “Company”) (NYSE: LVB), a global leader in the design, manufacture, marketing and distribution of high quality musical instruments, and investment firm Paulson & Co. Inc. (“Paulson”) today announced that the Federal Trade Commission (the “FTC”) has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), relating to the previously announced proposed acquisition (the “Acquisition”) of all outstanding shares of common stock of the Company by Pianissimo Acquisition Corp. (“Purchaser”), an affiliate of Paulson. Accordingly, the condition to the closing of the Acquisition with respect to the expiration of the applicable waiting period under the HSR Act has been satisfied.

As previously disclosed, on August 21, 2013, Purchaser commenced a cash tender offer to acquire all of the outstanding shares of the Company’s common stock. Upon the successful closing of the tender offer, stockholders of the Company who tender their shares in the tender offer will receive $40.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes. The tender offer is being made pursuant to an offer to purchase and a related letter of transmittal, each dated August 21, 2013, as amended from time to time, and a merger agreement entered into on August 14, 2013 by and among the Company, Pianissimo Holdings Corp. (“Parent”) and Purchaser. Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of all conditions, Purchaser will merge with and into the Company and all outstanding shares of the Company’s common stock, other than shares held by Parent, Purchaser, the Company or any of their respective subsidiaries or shares held by the Company’s stockholders who validly exercise appraisal rights under Delaware law, will be converted into the right to receive $40.00 per share, in cash, payable without interest thereon and less any applicable withholding taxes.

The tender offer will expire at midnight, New York City time, at the end of the day on September 18, 2013, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). The completion of the tender offer remains subject to certain conditions as described in the tender offer statement on Schedule TO filed by Parent, Purchaser and Paulson with the SEC on August 21, 2013, as amended from time to time.

About Steinway Musical Instruments, Inc.

Steinway Musical Instruments, Inc., through its Steinway and Conn-Selmer divisions, is a global leader in the design, manufacture, marketing and distribution of high quality musical instruments. These products include Bach Stradivarius trumpets, Selmer Paris saxophones, C.G. Conn French horns, Leblanc clarinets, King trombones, Ludwig snare drums and Steinway & Sons pianos. Through its online music retailer, ArkivMusic, the Company also produces and distributes classical music recordings. For more information about Steinway Musical Instruments, Inc. please visit the Company’s website at www.steinwaymusical.com.

About Paulson & Co. Inc.

Paulson & Co. Inc. is an investment management firm with approximately US$18 billion in assets under management and has offices in New York, London and Hong Kong.

Notice to Investors

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company common stock has been made pursuant to a tender offer statement on Schedule TO, containing an offer to purchase and related tender offer documents, filed by Purchaser, Parent and Paulson with the SEC on August 21, 2013. The Company filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the SEC on August 21, 2013. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement, each as may be amended from time to time, contain important information that should be read carefully before making any decision to tender securities in the tender offer. These materials will be made available to the Company’s stockholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 800 South Street, Suite 305, Waltham, Massachusetts 02453, telephone number (781) 894-9770 or ir@steinwaymusical.com. All of these materials (and all other tender offer documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

Cautionary Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Risk factors that could cause actual results of the tender offer to differ materially include the following: failure to obtain any regulatory approvals or satisfy conditions to the transaction, the inability to obtain adequate financing, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.

Company Contact: Julie A. Theriault Steinway Musical Instruments, Inc. (781) 894-9770 ir@steinwaymusical.com	Investor Relations Contact: Harriet Fried LHA (212) 838-3777 hfried@lhai.com

Paulson Contact: Dawn Dover Kekst and Company (212) 521-4817 dawn-dover@kekst.com